EXHIBIT 99.37

NEWS RELEASE DATED JANUARY 19, 2011

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	19th January 2011

TASMAN BEGINS PHASE 3 DRILL PROGRAM AT NORRA KARR REE PROJECT, SWEDEN

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” and/or the “Company”) TSXV – TSM; Frankfurt - T61; Pinksheets - TASXF.  Mr Mark Saxon, President and CEO, announces that a third phase drill program is now underway at the Company's 100% owned Norra Karr heavy rare earth element (REE) project.  The project is located in southern Sweden, 300km SW of the capital Stockholm and lies in mixed farming and forestry land.  The site is infrastructure rich, including a forest road network that allows all year round access by two wheel drive vehicle.

This program of approximately 3500m of drilling is anticipated to take 3 months, and is designed to infill drill section spacing to 100m, with an objective to increasing confidence in the Mineral Resource to Indicated status.  A program of metallurgical testwork is now underway with SGS Mineral Services (Canada).  Additional core sample suitable for future metallurgical testwork will also be collected in the current program.

An independent NI43-101 report was recently completed on Norra Karr by Mr Geoff Reed of Pincock Allen & Holt (“PAH”).  Using a base case TREO (total rare earth oxide) cut off of 0.4%, Mr Reed estimated an Inferred Mineral Resource of 60.5 million tonnes grading 0.54% TREO and 1.72% ZrO2 (zirconium oxide), with 53.7% of the TREO (total rare earth oxide) being the higher value HREO (heavy rare earth oxide).  The resource was shown to be unusually low in radioactive metals relative to peer projects.

“2010 was a busy first year for Tasman, with many milestones achieved, in particular the drilling and resource estimation for our Norra Karr project” said Mark Saxon, Tasman’s President & CEO.  “In 2011, Norra Karr will move through the next stages of development, with additional drilling, a resource update, further rounds of metallurgical testing and a scoping study.  In addition to our work at Norra Karr, we will accelerate work on other projects within our extensive Scandinavian REE portfolio.  With more than CA$12 million in cash the Company is well financed to achieve these short to medium term goals”.

Norra Karr is believed to be the only NI43-101 compliant REE deposit in mainland Europe. The project demonstrates a range of features that may facilitate near term development:

•	Excellent infrastructure, with roads, power and water at site and active rail and port facilities in close proximity.

•	Sweden is a mining friendly jurisdiction. Large mines operate within 90km of the site, providing a skilled local work force and mining related contractors;

•
Numerous intersections of mineralization are greater than 100m true thickness, which begin at surface and remain open at depth.  The inferred Mineral Resource comprises a large mineralized volume amenable to shallow open pit mining;

•	An unusually high proportion of high value heavy rare earth oxides (HREO). This Mineral Resource estimate shows HREO/TREO consistently exceeds 50%;

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An unusually high proportion of yttrium and dysprosium, two rare earth elements in scarce supply and strong demand. The base case Mineral Resource estimate shows Dy2O3/TREO averages 4.8% and Y2O3/TREO averages 35.1%;

•	Initial work by Dr Tony Mariano suggest REE’s are concentrated in one mineral only (eudialyte), allowing focused metallurgical research and potentially simplified processing;

•
Norra Karr is unusually low in uranium and thorium relative to peer company projects.  The mine site will not require any special permitting or monitoring for radioactivity, and transport of concentrates will not require

HEAD OFFICE: Suite 1305 – 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV:TSM www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN

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radioactive permitting. Uranium and thorium in the base case Mineral Resource estimate average 14 ppm and 7 ppm respectively;

Sweden is the home of REE’s, many of which were first discovered in a quarry in the village of Ytterby, near Stockholm.  REE consumption is growing, being essential in the production of hybrid/electric cars, solar panels, wind turbines, compact fluorescent lighting, high-energy magnets, mobile phones and computers.  Tasman hold numerous claims and claim applications across mining friendly regions in Scandinavia with potential for REE’s, and is well placed as the European Union is actively supporting policies to promote the domestic supply of REE’s to secure high-tech industry.

Tasman Metals Ltd is currently being featured by CEO Clips on the Biography Channel, a link to which can be found at http://www.ceoclips.com/media/Tasman.asx. For more information regarding REE’s, see the Rare Metal Blog at www.raremetalblog.com or Resource Stock Digest at http://strategicmetalstocks.resourcestockdigest.com/.  Of note, Resource Stock Digest is currently hosting a recent informative interview with REE investment expert John Kaiser at http://strategicmetalstocks.resourcestockdigest.com/interviews/.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward Looking Statements. This Company news release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

Photo 1: Geo-Gruppen AB on site at Tasman’s Norra Karr project